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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 1 of 13
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                   NEW FILING

                            COMMUNITY FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   20364V-10-9
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 29, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 2 of 13
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
----------------------------------------------------------------------------
            Stilwell Value Partners III, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
----------------------------------------------------------------------------
            (a)  [X]

----------------------------------------------------------------------------
            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

            ................................................................
----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
----------------------------------------------------------------------------

Number of        7. Sole Voting Power: 0
Shares
                ------------------------------------------------------------
Beneficially     8. Shared Voting Power: 135,500
Owned by
                ------------------------------------------------------------
Each             9. Sole Dispositive Power: 0
Reporting
                ------------------------------------------------------------
Person With     10. Shared Dispositive Power: 135,500

----------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            135,500

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  6.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN

----------------------------------------------------------------------------



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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 3 of 13
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
----------------------------------------------------------------------------
            Stilwell Associates, L.P.

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
----------------------------------------------------------------------------
            (a)  [X]

----------------------------------------------------------------------------
            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

            ................................................................
----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
----------------------------------------------------------------------------

Number of        7. Sole Voting Power: 0
Shares
                ------------------------------------------------------------
Beneficially     8. Shared Voting Power: 135,500
Owned by
                ------------------------------------------------------------
Each             9. Sole Dispositive Power: 0
Reporting
                ------------------------------------------------------------
Person With     10. Shared Dispositive Power: 135,500

----------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            135,500

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  6.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            PN

----------------------------------------------------------------------------



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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 4 of 13
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----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
----------------------------------------------------------------------------
            Stilwell Value LLC

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
----------------------------------------------------------------------------
            (a)  [X]

----------------------------------------------------------------------------
            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

            ................................................................
----------------------------------------------------------------------------
         4. Source of Funds (See Instructions) WC, OO

----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            Delaware
----------------------------------------------------------------------------

Number of        7. Sole Voting Power: 0
Shares
                ------------------------------------------------------------
Beneficially     8. Shared Voting Power: 135,500
Owned by
                ------------------------------------------------------------
Each             9. Sole Dispositive Power: 0
Reporting
                ------------------------------------------------------------
Person With     10. Shared Dispositive Power: 135,500

----------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            135,500

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11): 6.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            OO

----------------------------------------------------------------------------



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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 5 of 13
--------------------------------------------------------------------------------


----------------------------------------------------------------------------
         1. Names of Reporting Persons. I.R.S. Identification Nos. of
            above persons (entities only).
----------------------------------------------------------------------------
            Joseph Stilwell

----------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See
            Instructions)
----------------------------------------------------------------------------
            (a)  [X]

----------------------------------------------------------------------------
            (b)

----------------------------------------------------------------------------
         3. SEC Use Only

            ................................................................
----------------------------------------------------------------------------
         4. Source of Funds (See Instructions)  PF, OO

----------------------------------------------------------------------------
         5. Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e) [ ]
----------------------------------------------------------------------------
         6. Citizenship or Place of Organization:
            United States
----------------------------------------------------------------------------

Number of        7. Sole Voting Power: 0
Shares
                ------------------------------------------------------------
Beneficially     8. Shared Voting Power: 135,500
Owned by
                ------------------------------------------------------------
Each             9. Sole Dispositive Power: 0
Reporting
                ------------------------------------------------------------
Person With     10. Shared Dispositive Power: 135,500

----------------------------------------------------------------------------
        11. Aggregate Amount Beneficially Owned by Each Reporting Person:
            135,500

----------------------------------------------------------------------------
        12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
----------------------------------------------------------------------------
        13. Percent of Class Represented by Amount in Row (11):  6.1%

----------------------------------------------------------------------------
        14. Type of Reporting Person (See Instructions)
            IN

----------------------------------------------------------------------------



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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 6 of 13
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Item 1. Security and Issuer

         This Schedule 13D is being filed jointly by Stilwell Value Partners III, L.P., a Delaware limited partnership ("Stilwell Value Partners III"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners III, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, and general partner of Stilwell Associates. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Community Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 240 E. Chestnut Street, Olney, Illinois 62450-2295. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2. Identity and Background

         (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners III, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners III; and (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners III and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners III.

         (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Mr. Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         The amount of funds expended to date by Stilwell Value Partners III to acquire the 51,000 shares of Common Stock it holds in its name is $571,366. Such funds were provided in part from


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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 7 of 13
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Stilwell Value Partners III's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

         The amount of funds expended to date by Stilwell Associates to acquire the 49,500 shares of Common Stock it holds in its name is $510,286.95. Such funds were provided in part from Stilwell Associate's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by Joseph Stilwell to acquire the 35,000 shares of Common Stock he holds in his name is $368,703.60. Such funds were provided in part from Mr. Stilwell's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         All purchases of Common Stock made by the Reporting Persons using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Persons. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4. Purpose of Transaction

         The Group acquired shares of Common Stock of the Issuer for investment purposes. The Group believes the value of the Issuer's assets exceeds its current market price. The Group acquired shares of Common Stock of the Issuer after the Issuer announced the signing of definitive agreements for the sale of two of its four subsidiary banks and its continued pursuit of the sale of one or more of its remaining subsidiary banks. The Group believes that the Issuer can maximize shareholder value if it sells its remaining subsidiary banks or engages in another transaction that realizes the underlying value of Issuer's assets.

         If the Issuer does not sell its remaining subsidiary banks or take other appropriate steps to maximize shareholder value within a reasonable period of time, the Group expects to exercise its shareholder rights to influence the policies of the Issuer in this regard. In this event, the Group may, without limitation seek to: (a) meet with Issuer's management and the Board of Directors; (b) demand the Issuer's shareholder list and communicate and discuss its views with other shareholders, including discussions concerning the election of directors to the Board; (c) seek representation on the Issuer's Board; (d) demand the Issuer's Board of Director meeting minutes; (e) call a special meeting of the shareholders; and/or (f) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation and other matters.

         On May 1, 2000, certain members of the Group filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, such members of the Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced



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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 8 of 13
--------------------------------------------------------------------------------


the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN. The Group thereafter disposed of its shares of SPN on the open market.

         On July 7, 2000, certain members of the Group filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter such members of the Group exercised their shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Group disposed of its shares of Cameron on the open market.

         On November 17, 2000, certain members of the Group filed a Schedule 13D in connection with the common stock of Oregon Trail Financial Corp. ("Oregon Trail "). In their Schedule 13D, such members of the Group stated that their purpose in acquiring the stock of Oregon Trail is to profit from the appreciation in the market price of its stock through the assertion of shareholder rights, including, but not limited to, seeking representation on its Board of Directors, communicating with other shareholders, and making proposals to management, including with regard to a possible sale of Oregon Trail. These members of the Group also stated that they believe that Oregon Trail can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. On December 15, 2000, these members of the Group filed an amended Schedule 13D and reported that they have scheduled a meeting, for late January 2001, with representatives of Oregon Trail's management and Board of Directors to discuss Oregon Trail's business plans and goals for return on equity.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 2,211,529, reported as the number of outstanding shares as of November 1, 2000, on a Form 10-Q dated November 11, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners III

     (a)  Aggregate number of shares beneficially owned: 135,500
          Percentage: 6.1%


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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 9 of 13
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     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 135,500
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 135,500

     (c) The chart below sets forth all purchases of Common Stock which Stilwell Value Partners III has made in the last 60 days. Said purchases total 51,000 shares of Common Stock for a total purchase price of $571,366.

     ----------------------------------------------------------------------
          Date     Number of Shares    Price Per Share ($)  Total Cost ($)
     ----------------------------------------------------------------------
        12/27/00              3,000              10.7188          32,156.40
     ----------------------------------------------------------------------
        12/28/00              4,000              10.5625          42,250
     ----------------------------------------------------------------------
        12/29/00             32,000              11.2878         361,209.60
     ----------------------------------------------------------------------
         1/2/01              12,000              11.3125         135,750
     ----------------------------------------------------------------------

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners III, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners III, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners III. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners III with regard to those shares of Common Stock.

(B) Stilwell Associates

     (a) Aggregate number of shares beneficially owned: 135,500 Percentage: 6.1%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 135,500
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 135,500

     (c) The chart below sets forth all purchases of Common Stock which Stilwell Associates has made in the last 60 days. Said purchases total 49,500 shares of Common Stock for a total purchase price of $510,286.95.

    -----------------------------------------------------------------------
         Date      Number of Shares    Price Per Share ($)   Total Cost ($)
    -----------------------------------------------------------------------
       12/7/00                2,500                10.125        25,312.50
    -----------------------------------------------------------------------
       12/12/00               2,500               10.1875        25,468.75
    -----------------------------------------------------------------------
       12/14/00               5,000               10.1875        50,937.50
    -----------------------------------------------------------------------
       12/15/00               5,000               10.1875        50,937.50
    -----------------------------------------------------------------------
       12/18/00               2,500               10.1875        25,468.75
    -----------------------------------------------------------------------
       12/19/00               6,500               10.2653        66,724.45
    -----------------------------------------------------------------------
       12/20/00               5,000               10.1875        50,937.50
    -----------------------------------------------------------------------


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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 10 of 13
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    -----------------------------------------------------------------------
       12/21/00              15,000               10.4375       156,562.50
    -----------------------------------------------------------------------
       12/26/00               2,500                  10.5        26,250.00
    -----------------------------------------------------------------------
       12/27/00               3,000               10.5625        31,687.50
    -----------------------------------------------------------------------

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)   Stilwell Value LLC

     (a) Aggregate number of shares beneficially owned: 135,500
         Percentage: 6.1%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 135,500
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 135,500

     (c) Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners III. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners III.

(D) Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 135,500
         Percentage: 6.1%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 135,500
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 135,500

     (c) The chart below sets forth all purchases of Common Stock which Joseph Stilwell has made in the last 60 days. Said purchases total 35,000 shares of Common Stock for a total purchase price of $368,703.60.

    -----------------------------------------------------------------------
         Date      Number of Shares    Price Per Share ($)   Total Cost ($)
    -----------------------------------------------------------------------
       12/19/00              10,000               10.2633        102,633
    -----------------------------------------------------------------------
       12/20/00               2,500               10.1875         25,468.75
    -----------------------------------------------------------------------
       12/21/00              12,500               10.4375        130,468.75
    -----------------------------------------------------------------------



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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 11 of 13
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    -----------------------------------------------------------------------
       12/27/00               3,000               10.5625         31,687.50
    -----------------------------------------------------------------------
       12/28/00               1,000               10.7188         10,718.80
    -----------------------------------------------------------------------
       12/29/00               6,000               11.2878         67,726.80
    -----------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

      See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

        Exhibit No.      Description
            --           -----------
            1            Joint Filing Agreement.



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CUSIP No. 20364V-10-9          SCHEDULE 13D                 Page 12 of 13
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                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 4, 2001

                                          STILWELL VALUE PARTNERS III, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------
                                          By: STILWELL VALUE LLC
                                              General Partner

                                          /s/ Joseph Stilwell
                                          -------------------------------
                                          By:      Joseph Stilwell
                                                   Managing and Sole Member

                                          STILWELL ASSOCIATES, L.P.

                                          /s/ Joseph Stilwell
                                          -------------------------------
                                          By:      Joseph Stilwell
                                                   General Partner

                                          STILWELL VALUE LLC

                                          /s/ Joseph Stilwell
                                          -------------------------------
                                          By:      Joseph Stilwell
                                                   Managing and Sole Member

                                          JOSEPH STILWELL

                                          /s/ Joseph Stilwell
                                          -------------------------------
                                          Joseph Stilwell